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                              January 12, 2021

       Victoria Grace
       Chief Executive Officer
       Queen's Gambit Growth Capital
       55 Hudson Yards, 44th Floor
       New York, NY 10001

                                                        Re: Queen's Gambit
Growth Capital
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
17, 2020
                                                            Registration
Statement on Form S-1
                                                            Filed December 29,
2020
                                                            File No. 333-251790

       Dear Ms. Grace:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 29, 2020

       Manner of conducting redemptions, page 29

   1. We note your disclosure that if Agility and Luxor purchase all of the Units subject to their indications of interest
and vote in favor of a business combination, the number of votes from public
shareholders needed to approve the transaction will be reduced. Where you discuss the percentage
of public shares needed to approve a transaction here and
                                                        throughout the
prospectus, please add disclosure of the percentage required if Agility and
                                                        Luxor vote their shares
in favor of a transaction.
 Victoria Grace
FirstName  LastNameVictoria Grace
Queen's Gambit  Growth Capital
Comapany
January 12,NameQueen's
            2021        Gambit Growth Capital
January
Page 2 12, 2021 Page 2
FirstName LastName
Conflicts of Interest, page 131

2. We note your disclosure on page 132 that officers and directors have additional fiduciary and contractual obligations to other entities. Please include disclosure that identifies each of the entities to which each of your executive officers and directors currently have fiduciary duties or contractual obligations, the nature of each entity's business and of the individual's relationship to it. Consider placing this disclosure in a chart or table if there are several relationships to describe.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at 202-551-3765 or Joel Parker at 202-551-3651 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction